SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that controlled Furnas Centrais Elétricas S/A - FURNAS, according to ANEEL Resolution number 596 of December 19, 2013 , presented on October 02, 2015 , within the Agência Nacional de Energia Elétrica - ANEEL, supporting documentation, prepared by Deloitte Touche Tohmatsu Consultores Ltda, of the investments linked to reversible assets, not yet amortized or not depreciated, of the hydroelectric plants Corumbá, Funil, Furnas, Luiz Carlos de Barreto de Carvalho, Marimbondo and Porto Colombia, with total installed capacity of 4,617 MW, whose concessions were renewed under the Law 12,783/2013, for the purposes of supplementary compensation in generation application process.

The supporting documentation certifies the amount of R$ 1,311.9 million (one billion, three hundred and eleven million, nine hundred thousand reais), in December 2012, as the base value for said indemnifying,  considering that the residual book value of these assets is R$ 995,7 million (nine hundred ninety-five million and seven hundred thousand reais).

The Company clarifies that the value encountered by Furnas Centrais Elétricas S/A is subject to approval by ANEEL, and thus, the economic and financial effects for the Company, as well as its effects on the financial statements, are conditioned to such approval and the regulation of payment by the Public Authority.

The Company will keep the market informed of any material evolution of the facts.

Rio de Janeiro, October 02, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.